Mail Stop 3561

      	February 15, 2006


Via U.S. Mail

Kevin Cloyd
New Century Mortgage Securities, Inc.
18400 Von Karman
Irvine, CA  92612

Re: 	New Century Mortgage Securities, Inc.
	Registration Statement on Form S-3
	Filed January 20, 2006
	File No. 333-131185

Dear Mr. Cloyd:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review only covers the issues addressed in our comments below. Please also note that our comments to either the base prospectus and/or the supplement(s) should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please confirm that the depositor or any issuing entity
previously
established, directly or indirectly, by the depositor or any affiliate
of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to
General
Instruction I.A.4. of Form S-3.  Also, please provide us with the
CIK
codes for any affiliate of the depositor that has offered a class of
asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed
simultaneously
with or prior to the final prospectus.  Refer to Item 1100(f) of
Regulation AB.
3. Your disclosure on page 56 of the base prospectus indicates that
you may use several types of listed credit support "or another method
of credit support described in the related prospectus
supplement... ."
Likewise, your disclosure on page 63 describes several types of derivatives but indicates that "agreements relating to other types of derivative products ... may be entered into by a trustee and one or more counterparties." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise throughout the filing as appropriate.

Prospectus Supplement Offering Certificates
General
4. Please revise to include a brief summary of the flow of funds, payment priorities and allocations among the classes of securities (offered and not offered). Additionally, we encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued securities. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Cover page
5. Please revise to identify the sponsor. Refer to Item 1102(a) of
Regulation AB. Please expand the disclosure throughout your filing, as appropriate, to provide all of the information regarding the sponsor required by Item 1104 of Regulation AB.
6. Please revise to identify the distribution frequency and the first expected distribution date. Refer to Item 1102(g).
7. If applicable, please revise to include the statement contained in
1102(d). In this regard, please state that the securities represent the obligations of the "issuing entity."

Credit Enhancement, page S-6
8. Please include a bracketed placeholder for other possible credit enhancement and derivative disclosure. We note the credit enhancement and derivatives you contemplate using on described on page 56 of the base prospectus.
9. Please add bracketed language here, or in an appropriate section, to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if applicable.

Interest Rate Swap Agreement, page S-7
10. We note that you may enter into interest rate or currency swaps.
Please add bracketed language, in an appropriate section, to clarify that you will provide all of the information required by Item 1115 of
Regulation AB.

Legal action pending against the [depositor/trustee], page S-26
11. Please note that Item 1117 of Regulation AB requires disclosure of any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors. Please revise this section to include disclosure regarding all parties. We also note your disclosure on page S-22 concerning litigation related to New Century Financial Corporation and New Century Mortgage Corporation. Please revise to provide a description of such litigation in this section or advise.

The Mortgage Pool, page S-27
General
12. We note your disclosure on page 19 of the base prospectus that the trust fund may include mortgage loans that are delinquent and that the related prospectus supplement will set forth the available information. While we note your placeholder that appears in the risk factor section on page S-12, you should present a similar bracketed placeholder in this section, as well. Please refer to Items 1111(c)
and 1100(b) and Section 1.01 of the Reg. AB Telephone
Interpretations.
13. We note from page 14 of your base prospectus that your asset pools may consist of commercial mortgage loans and mixed-use loans. Please refer to Section III.A.3.b of SEC Release 33-8518 and tell us whether you intend to securitize asset pools primarily made up of commercial mortgages and mixed-use loans or whether the percentage of these assets will be limited.

Geographic Distribution of the Mortgaged Properties, page S-36
14. We note from page 19 of the base prospectus that the pool may include "Mexico loans." While we understand that the aggregate principal balance of Mexico loans will not exceed 5% of the pool, please tell us whether you will separately list Mexico loans in this table or categorize them as "other."

Original Interest Only Term of All the Mortgage Loans (Months), page
S-39
15. Please tell us why similar disclosure is not presented in the prospectus summary offering notes. We note on page S-4 and S-34 of the note prospectus that interest only mortgage loans will be included in the pool.

The Originators, page S-60
16. It seems that the same originators will originate the loans underlying the certificates and loans underlying the notes; however, disclosure here differs from disclosure on page S-57 in the prospectus supplement offering notes. If true, please revise your disclosure here and/or on page S-57 of the prospectus supplement offering notes to provide consistent disclosure.
17. We also note from page 15 of your base prospectus that the trust funds may include loans originated by unaffiliated entities. Please provide a bracketed placeholder to identify any unaffiliated originator that is expected to originate 10% or more of the pool assets. Please also confirm that you will disclose each entity`s origination program if the entity is expected to originate 20% or more of the pool assets. See Item 1110 of Regulation AB.

Prospectus Supplement Offering Notes
The Originator, page S-57
18. We note that the second sentence of this section indicates that none of the depositor, seller or underwriters makes any representation as to the accuracy and completeness of the information provided in this section by the originator. Please note that a disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate.
Please
revise the disclaimer here, and delete any other similar disclaimers in the prospectus.

The Servicer, page S-91
19. We note on page 43 of the base prospectus that the master servicer may delegate its servicing obligations to third-party servicers. Please revise your bracketed language to indicate that disclosure will be provided to the extent material if the servicers meet the thresholds of Item 1108(a)(3) of Regulation AB.

Base Prospectus
Cover Page
20. We note that the assets of a trust fund may include "Alt-A loans."
Please provide the definition of such loans in an appropriate place in the base prospectus.

Description of the Trust Funds, page 14
21. We note your disclosure in the first full paragraph on page 15 regarding retained interest payable to the originator, servicer or seller of the related mortgage loan. Please revise to confirm that the "retained interest" to which you refer is limited to the fees you describe on pages S-76 and S-72 of your first and second prospectus supplements, respectively, or advise.

Description of the Pre-Funding Account, page 21
22. Please revise your disclosure to reflect that you will not use more than 50% of the proceeds of the offering to fund the account. Please refer to Item 1101(c)(3)(ii) of Regulation AB. Additionally, please revise your summary in the prospectus supplement to include bracketed language to disclose the information required by Item 1103(a)(5), as applicable.

Static Pool Information, page 29
23. Please add to the base prospectus your intention to provide static pool information on an Internet website. Refer to Rule 312(a)(1) of
Regulation S-T.

Distributions on the Securities, page 37
Distributions of Interest on the Securities, page 38
24. While we note that a related prospectus supplement will specify the interest rate or the method for determining the interest rate for each class of securities, please revise the disclosure in your base prospectus to provide a list of all possible indices that may be used to determine such interest rates.

Derivatives, page 62
25. We note you contemplate swaps other than interest or currency swaps. Please tell us how these additional derivative arrangements would meet the definition of an asset backed security. Refer to
Section III.A.2.a. of the Regulation AB Adopting Release (Release
No.
33-8518; 34-50905) and Item 1115 of Regulation AB.

Part II. Item 17
26. Please update this section to provide the new undertakings required by revised Item 512(a)(1) of Regulation S-K.

Exhibits
27. We note that you are incorporating by reference Exhibit 4.2 from file number 333-76805; however, we also note that you have filed
Exhibit 4.2 with the current registration statement. Please revise your exhibit index accordingly. For each exhibit that you are incorporating by reference, please indicate: (1) the title of the exhibit; (2) the exhibit number as it appears in the previous filing;
(3) the corresponding Form the exhibit was filed with; and (4) the date it was filed with us.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3454 with any other questions.

      	Regards,


      	Sara D. Kalin
      	Branch Chief-Legal

cc:	Richard M. Horowitz, Esq.
	Thacher Proffitt & Wood LLP
	Fax:  (212) 912-7751
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Mr. Kevin Cloyd
New Century Mortgage Securities, Inc.
February 15, 2006
Page 1